Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended September 30, 2014
(millions of dollars)
Selling, general and administrative expenses	$(36)
Other deductions (a)	(321)
Interest expense and related charges	(575)
Reorganization items	(235)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(1,167)
Income tax benefit	284
Equity in earnings of unconsolidated subsidiaries (net of tax)	356
Net loss	$(527)
___________
(a)Other deductions represents reserve for income taxes receivable from EFH Corp.